DRC Resources Corporation

PRESS RELEASE

Exploration Decline to Commence at Afton Copper-Gold Project

October 26, 2004, Vancouver, British Columbia – DRC Resources Corporation (DRC-TSX) is pleased to announce that mobilization of equipment and contractors has begun in order to commence the 2000 metre exploration decline at the Company’s Afton Copper-Gold Project near Kamloops, British Columbia.

This is an important step in the advancement of the project, as it will support the work required to complete a bankable feasibility study and conduct additional exploration work.  Total costs for this work are expected to be approximately US$14.5 million.  Definition diamond drilling, bulk sampling and technical studies will be carried out concurrently with development of the decline, and are designed to provide the information necessary to better define mineralization and to upgrade resources to the reserve category.  The feasibility study will include commissioning an independent mine engineering consulting group to finalize a plan for placing the Afton Copper-Gold Project into production.

The final contract for the exploration decline and ancillary underground development was awarded to Procon Mining and Tunnelling Ltd. (Procon).  Procon is a British Columbia-based mining contractor with extensive experience in underground mine development.

DRC’s main focus is the exploration and development of its 100%-owned Afton Copper-Gold Project, located 10 km west of Kamloops, B.C.  To date the Company has outlined a Measured and Indicated Mineral Resource of 68.7 Million Tonnes grading 1.68% Copper Equivalent or 2.61g/t Gold Equivalent (1.08% Cu, 0.85 g/t Au, 2.62 g/t Ag, 0.12 g/t Pd), which contains approximately 1.6 billion pounds of copper, and 1.9 million ounces of gold.  A 2004 advanced scoping study completed by Behre Dolbear and Company Ltd., indicates that this project would have initial capital expenditures of US$120 million and (at conservative metal prices of US$0.85 per pound copper, and US$375 per ounce gold) when viewed as a primary copper mine, could potentially produce the metal at a cash (direct) operating cost of US$0.15 per pound of copper, and when viewed as a primary gold mine, could produce the metal at negative cash operating cost per ounce of gold.  According to the British Columbia Ministry of Energy & Mines, the Afton Project is the largest advanced exploration project in South Central B.C.  The Company is also exploring its nearby, 100%-owned, Ajax and Pothook properties.

DRC is in excellent financial condition with cash of US$21 million and no debt.  The company has only 13.7 million shares outstanding and 15.2 million shares fully diluted.

For further information on DRC Resources and the Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

DRC Resources Corporation

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 604-687-1629, Fax: 604-687-2845
Email: drcresources@uniserve.com
Website: www.drcresources.com

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995:  This release made may contain forward-looking statements that are affected by known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed, implied or anticipated by such forward-looking statements.   Such forward-looking statements herein represent management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary.  WARNING:  The Company relies upon litigation protection for “forward-looking” statements.